UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

                                                                  SEC File Number 811-4146

                                              CUSIP Number

NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K  [ ] Form 20-F  [ ] Form 11-K

[ ]Form 10-Q  [x] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2011

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

John Hancock Variable Insurance Trust*                                                                 * See Attachment A

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                            Full Name of Registrant

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                           Former Name if Applicable

601 Congress Street

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           Address of Principal Executive Office (Street and Number)

Boston, MA 02210-2805

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                            City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [Check box if appropriate.]

[ ]  (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[x]  (b)The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)The accountant’s statement or other exhibit required by Rule12b-25(c)

     has been attached if applicable.

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PART III - NARRATIVE

The large number of portfolios of the Registrant to be included in the Form N-SAR filing has made it impracticable for the Registrant to timely file Form N-SAR without unreasonable effort or expense.  The Registrant wishes to ensure that all items are answered correctly and completely and therefore requests relief pursuant to Rule 12b-25(b).

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PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

          Michael J. Leary               (617)               663-4490

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               (Name)                 (Area Code)       (Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the

     Securities Exchange Act of 1934 or section 30 of the Investment Company Act

     1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is

     no, identify report(s).                            [x] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion

     thereof?                                           [ ] Yes   [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

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John Hancock Variable Insurance Trust

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(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.

Date: 2/29/12                  By:  /s/ Michael J. Leary

                                                    Michael J. Leary

                                               Treasurer

Attachment A:

500 Index Trust

500 Index Trust B

Active Bond Trust

All Cap Core Trust

All Cap Value Trust

Alpha Opportunities Trust

American Asset Allocation Trust

American Blue Chip Income and Growth Trust

American Global Growth Trust

American Global Small Capitalization Trust

American Growth Trust

American Growth-Income Trust

American High-Income Bond Trust

American International Trust

American New World Trust

Balanced Trust

Blue Chip Growth Trust

Bond Trust

Bond PS Series

Capital Appreciation Trust

Capital Appreciation Value Trust

Core Allocation Trust

Core Allocation Plus Trust

Core Balanced Trust

Core Balanced Strategy Trust

Core Bond Trust

Core Disciplined Diversification Trust

Core Fundamental Holdings Trust

Core Global Diversification Trust

Core Strategy Trust

Disciplined Diversification Trust

Emerging Markets Value Trust

Equity-Income Trust

Financial Services Trust

Franklin Templeton Founding Allocation Trust

Fundamental All Cap Core Trust (Formerly Optimized All Cap Trust)

Fundamental Holdings Trust (formerly American Fundamental Holdings Trust)

Fundamental Large Cap Trust (formerly Optimized Value Trust)

Fundamental Value Trust

Global Trust

Global Bond Trust

Global Diversification Trust (formerly American Global Diversification Trust)

Growth Equity Trust

Health Sciences Trust

Heritage Trust

High Yield Trust

Income Trust

International Core Trust

International Equity Index Trust A

International Equity Index Trust B

International Growth Stock Trust

International Index Trust

International Opportunities Trust

International Small Company Trust

International Value Trust

Investment Quality Bond Trust

Large Cap Trust

Lifestyle Aggressive Trust

Lifestyle Balanced Trust

Lifestyle Balanced PS Series

Lifestyle Conservative Trust

Lifestyle Conservative PS Series

Lifestyle Growth Trust

Lifestyle Growth PS Series

Lifestyle Moderate Trust

Lifestyle Moderate PS Series

Mid Cap Index Trust

Mid Cap Stock Trust

Mid Cap Value Equity Trust

Mid Value Trust

Money Market Trust

Money Market Trust B

Mutual Shares Trust

Natural Resources Trust

New Income Trust

Real Estate Securities Trust

Real Return Bond Trust

Science & Technology Trust

Short Term Government Income Trust

Small Cap Growth Trust

Small Cap Index Trust

Small Cap Opportunities Trust

Small Cap Value Trust

Small Company Growth Trust

Small Company Value Trust

Smaller Company Growth Trust

Strategic Allocation Trust

Strategic Income Opportunities Trust

Total Bond Market Trust A

Total Bond Market Trust B

Total Return Trust

Total Stock Market Index Trust

U.S. Equity Trust (formerly U.S. Multi Sector Trust)

Ultra Short Term Bond Trust

Utilities Trust

Value Trust

Value & Restructuring Trust